UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

OVERHILL FARMS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

690212 10 5

(CUSIP Number)

Arthur E. Levine Levine Leichtman Capital Partners II, L.P. 335 N. Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, California 90067 (310) 277-1010

(Name, Address and Telephone Number of Persons Authorized

to Receive Notices and Communications)

October 31, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: -0- Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: -0- Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LLCP California Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: -0- Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: -0- Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 690212 10 5	Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Levine Leichtman Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: -0- Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: -0- Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person CO

CUSIP No. 690212 10 5	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Arthur E. Levine

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: -0- Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: -0- Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 690212 10 5	Page 6 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lauren B. Leichtman

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: -0- Shares 8. Shared Voting Power: 5,688,022 Shares (See Item 5) 9. Sole Dispositive Power: -0- Shares 10. Shared Dispositive Power: 5,688,022 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,688,022 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 37.7% (See Item 5)

14.	Type of Reporting Person IN

SCHEDULE 13D

Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the “Partnership”), LLCP California Equity Partners II, L.P., a California limited partnership (the “General Partner”), Levine Leichtman Capital Partners, Inc., a California corporation (“Capital Corp.”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the “Reporting Persons”), hereby file this Amendment No. 5 to Schedule 13D (this “Amendment”) with the Securities and Exchange Commission (the “Commission”). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002 (“Amendment No. 1 to Schedule 13D”), as further amended by Amendment No. 2 to Schedule 13D filed with the Commission on April 14, 2003 (“Amendment No. 2 to Schedule 13D”), as further amended by Amendment No. 3 to Schedule 13D filed with the Commission on April 25, 2003, and as further amended by Amendment No. 4 to Schedule 13D filed with the Commission on August 22, 2003 (“Amendment No. 4 to Schedule 13D”), relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the “Issuer”). The Original Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 and Amendment No. 4 to Schedule 13D, is referred to herein as the “Amended Schedule 13D.”

This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

The source and amount of funds used by the Partnership to purchase the October 2003 Note (as defined below) from the Issuer, and the source and amount of funds used by Pleasant Street to make the additional term loan to the Issuer, all as described in Item 6 below and the Exhibits attached to this Amendment, were capital contributions made by the partners of the Partnership in the aggregate amount of $5,000,000.

Item 4.    Purpose of Transaction.

Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

The primary purposes of the transactions contemplated by the Third Amendment to Securities Purchase Agreement (as defined in Item 6 below) and the Third Amendment to Loan and Security Agreement (as defined in Item 6 below) were to provide an aggregate of $5,000,000 of additional funds to the Issuer to finance the Issuer’s accounts receivable, to build up its inventory levels and for other working capital purposes, to reduce the base rates of interest on the Existing Senior Subordinated Note (as defined in Item 6 below), the Senior Term A Loan and the Senior Term B Loan, to extend the maturity dates (i) in the case of the Existing Senior Subordinated Note, from October 31, 2004 to October 31, 2006, (ii) in the case of the Senior Term A Loan, from November 30, 2003 to October 31, 2006, and (iii) in the case of the Senior Term B Loan, from January 31, 2004 to October 31, 2006, and to amend further the financial covenants and certain other provisions contained in the relevant Investment Documents, with respect to the Partnership, and relevant Loan Documents, with respect to Pleasant Street.

The Reporting Persons previously acquired shares of Common Stock in the ordinary course of business for investment purposes and, except as described below, not with the purpose of changing, obtaining, acquiring or influencing control of the Issuer. The Partnership may use its board designee, board observer, operating committee and other investor rights under the Second Amended and Restated Securities Purchase Agreement, as amended, the Investor Rights Agreement and/or the other Investment Documents (as defined in the Second Amended and Restated Securities Purchase Agreement, as amended) as described in the Amended Schedule 13D and this Amendment in a manner which could result in the Partnership changing, obtaining, acquiring or influencing control of the Issuer.

As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity or equity-linked securities of the Issuer), to exercise all or a portion of the Warrants, to convert all or a portion of the Series A Preferred Shares into Common Stock and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Series A Preferred Shares or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Except for the foregoing, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

Pursuant to a Third Amendment to Second Amended and Restated Securities Purchase Agreement dated as of October 31, 2003 (the “Third Amendment to Securities Purchase Agreement”), among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership, a copy of which is attached as Exhibit 99.27 hereto, the Partnership purchased from the Issuer a Second Amended and Restated Secured Senior Subordinated Note Due 2006 dated October 31, 2003, in the stated principal amount of $28,858,000 (the “October 2003 Note”). The Issuer issued the October 2003 Note to the Partnership in exchange for the surrender by the Partnership of the Existing Senior Subordinated Note in the outstanding principal amount of $24,658,000 and additional cash funds from the Partnership in the amount of $4,200,000. In addition, the Partnership waived certain Specified Events of Default (as defined therein) and the parties amended the financial covenants, certain Events of Default and certain other provisions. In partial consideration for the amendments to the Second Amended and Restated Securities Purchase Agreement, the Existing Senior Subordinated Note and certain other Investment Documents, the Issuer agreed to pay amendment and new capital fees in the aggregate amount of $352,800.

The Issuer and the Partnership amended that certain Amended and Restated Secured Senior Subordinated Note Due 2004 dated as of October 29, 2002 (as amended, the “Existing Senior Subordinated Note”), pursuant to the terms of the October 2003 Note, a copy of which is attached as Exhibit 99.28 hereto. In the October 2003 Note, the Partnership agreed to reduce the base rate of interest to 13.5%, subject to increase upon the occurrence of any Interest Rate Event (as defined therein) or Event of Default as provided therein, and extend the maturity date as described in Item 4 above.

The Issuer, James Rudis and the Partnership entered into a Second Amendment to the Investor Rights Agreement dated as of October 31, 2003, a copy of which is attached as Exhibit 99.30 hereto, which amended further the Investor Rights Agreement, as previously amended. Under the Second Amendment to Investor Rights Agreement, among other things, the Issuer granted to the Partnership the right to designate for nomination and election up to three members of the Board and the right to fill the next available vacancy created on the Board after October 31, 2003. In addition, the parties extended the time period during which annual consulting fees will be payable to an affiliate of the Partnership, clarified that the Issuer would be liable for any breach by Mr. Rudis of his liabilities and obligations thereunder and included a provision obligating Mr. Rudis to resign from all of his positions at TreeCon Resources, Inc.

Pursuant to a Termination Agreement Re: Equity Repurchase Option Agreement dated as of October 31, 2003, a copy of which is attached as Exhibit 99.31 hereto, the Issuer and the Partnership terminated in full the Equity Repurchase Option Agreement.

Pursuant to a Third Amendment to Amended and Restated Security Agreement dated as of October 31, 2003, a copy of which is attached as Exhibit 99.32 hereto, the Issuer and the Partnership amended further one of the schedules to the Security Agreement.

Pursuant to a Third Amendment to Second Amended and Restated Loan and Security Agreement dated as of October 31, 2003, a copy of which is attached as Exhibit 99.29 hereto (the “Third Amendment to Loan and Security Agreement”), between the Issuer and Pleasant Street, Pleasant Street made an additional term loan to the Issuer in the principal amount of $800,000. In addition, the Issuer issued a Second Amended and Restated Senior Term A Note in the principal amount of $17,800,000, a copy of which is attached as Exhibit 99.33 hereto, in exchange for the surrender by Pleasant Street of the existing Amended and Restated Senior Term A Note in the outstanding principal amount of $17,000,000 and such additional term loan.

Under the Third Amendment to Loan and Security Agreement, Pleasant Street waived certain Specified Events of Default (as defined therein) and made the additional term loan, and the parties (i) amended the financial covenants, among other provisions, (ii) reduced the base rates of interest (subject to increase upon the occurrence of any Interest Rate Event (as defined therein) or Event of Default as provided therein) on, and extended the maturity dates of, the Senior Term A Loan and the Senior Term B Loan as described in Item 4 above, (iii) modified the terms of the Senior Term B Loan to provide that it will be a monthly amortizing term loan and (iv) modified the prepayment terms of the Senior Term A Loan and the Senior Term B Loan to provide, among other things, that the Issuer will make mandatory prepayments of annual excess cash flow, if any. In partial consideration for the amendments to the Second Amended and Restated Loan and Security Agreement (including, without limitation, the reduction in the base rates of interest and the extension of the maturity dates of the Senior Term A Loan and the Senior Term B Loan), the Issuer agreed to pay amendment and new capital fees in the aggregate amount of $67,200.

Finally, the Partnership and Pleasant Street entered into a First Amendment to and Consent under Intercreditor and Subordination Agreement dated as of October 31, 2003, a copy of which is attached as Exhibit 99.34 hereto, with respect to the indebtedness, liabilities and obligations owed by the Issuer to each.

The descriptions of the documents referred to above are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.27 through 99.34 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7.    Material to be Filed as Exhibits.

Exhibit	Description
99.27	Third Amendment to Second Amended and Restated Securities Purchase Agreement dated as of October 31, 2003, among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.28	Second Amended and Restated Secured Senior Subordinated Note Due 2006 dated as of October 31, 2003 issued by the Issuer in favor of the Partnership in the aggregate principal amount of $28,858,000 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.29	Third Amendment to Second Amended and Restated Loan and Security Agreement dated as of October 31, 2003, between the Issuer and Pleasant Street (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.30	Second Amendment to Amended and Restated Investor Rights Agreement dated as of October 31, 2003, among the Issuer, James Rudis and the Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.31	Termination Agreement Re: Equity Repurchase Option Agreement dated as of October 31, 2003, between the Issuer and the Partnership (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.32	Third Amendment to Amended and Restated Security Agreement dated as of October 31, 2003, between the Issuer and the Partnership (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.33	Second Amended and Restated Senior Term A Note dated as of October 31, 2003, issued by the Issuer in favor of Pleasant Street in the principal amount of $17,800,000 (incorporated by reference to Exhibit 10.9 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.34	First Amendment to and Consent Under Intercreditor and Subordination Agreement dated as of October 31, 2003, between the Partnership and Pleasant Street (incorporated by reference to Exhibit 10.10 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

Dated: November 10, 2003	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership

	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ ARTHUR E. LEVINE

Arthur E. Levine President

LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

		By:	/s/ ARTHUR E. LEVINE

Arthur E. Levine President

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

	By:	/s/ ARTHUR E. LEVINE

Arthur E. Levine President

/s/ ARTHUR E. LEVINE

Arthur E. Levine

/s/ LAUREN B. LEICHTMAN

Lauren B. Leichtman

EXHIBIT INDEX

Exhibit	Description
99.27	Third Amendment to Second Amended and Restated Securities Purchase Agreement dated as of October 31, 2003, among the Issuer, the entities from time to time parties thereto as Guarantors and the Partnership (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.28	Second Amended and Restated Secured Senior Subordinated Note Due 2006 dated as of October 31, 2003 issued by the Issuer in favor of the Partnership in the aggregate principal amount of $28,858,000 (incorporated by reference to Exhibit 10.4 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.29	Third Amendment to Second Amended and Restated Loan and Security Agreement dated as of October 31, 2003, between the Issuer and Pleasant Street (incorporated by reference to Exhibit 10.8 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.30	Second Amendment to Amended and Restated Investor Rights Agreement dated as of October 31, 2003, among the Issuer, James Rudis and the Partnership (incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.31	Termination Agreement Re: Equity Repurchase Option Agreement dated as of October 31, 2003, between the Issuer and the Partnership (incorporated by reference to Exhibit 10.7 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.32	Third Amendment to Amended and Restated Security Agreement dated as of October 31, 2003, between the Issuer and the Partnership (incorporated by reference to Exhibit 10.5 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.33	Second Amended and Restated Senior Term A Note dated as of October 31, 2003, issued by the Issuer in favor of Pleasant Street in the principal amount of $17,800,000 (incorporated by reference to Exhibit 10.9 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).

99.34	First Amendment to and Consent Under Intercreditor and Subordination Agreement dated as of October 31, 2003, between the Partnership and Pleasant Street (incorporated by reference to Exhibit 10.10 to the Issuer’s Form 8-K filed with the Commission on November 5, 2003).